FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of Finance Division

Date: December 4, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Correction of “Interim Financial Results Handout relating to the Fiscal Year ending March 31, 2008”

December 4, 2007

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Correction of “Interim Financial Results Handout relating to the Fiscal Year ending

March 31, 2008”

This is to advise you that we hereby correct the information contained in the “Interim Financial Results Handout relating to the Fiscal Year ending March 31, 2008” released on October 30, 2007.

1. Reason for correction

The reason for correction is to include negotiable certificate of deposits in “marketable securities” commencing with this interim period, pursuant to “Practical Guidance on Accounting for Financial Instruments” (as amended on July 4, 2007) (Report No. 14 of the Accounting Practice Committee), “Regarding Matters to be Noted relating to Treatment on Regulation for Terminology, Forms and Preparation of Interim Financial Statements” (as amended October 2, 2007) and “Q&A on Accounting for Financial Instruments” (as amended November 6, 2007). Negotiable certificate of deposits were originally included in “cash and bank deposits”.

2. Matters to be corrected

“Assets” in the balance sheet on page 33

<Before correction>

Item	As of the end of the interim financial period (September 30, 2007)
Cash and bank deposits	313,986 million yen

Marketable securities	- million yen

<After correction>

Item	As of the end of the interim financial period (September 30, 2007)
Cash and bank deposits	210,986 million yen

Marketable securities	103,000 million yen

3. Balance Sheet (Assets) after correction:

Please see the next page.

Corrections are indicated by italics and underscore.

BALANCE SHEETS

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥119,336		¥210,986		¥203,301
Trade notes receivable	46,376		33,016		41,423
Trade accounts receivable	96,306		109,184		108,685
Marketable securities	37,997		103,000		22,937
Finished goods and merchandise	17,818		18,469		17,204
Raw materials	16,546		13,685		16,560
Work in process	20,416		20,036		20,541
Supplies	745		903		706
Deferred income taxes	16,590		13,969		17,193
Loans to subsidiaries	14,372		8,817		16,880
Other accounts receivable	8,048		6,480		8,291
Other current assets	6,904		15,004		11,434
Allowance for doubtful accounts	(164)		(1,015)		(173)

Total current assets	401,290	27.3	552,534	35.3	484,982	30.1

Non-current assets :
Tangible fixed assets :
Buildings	35,770		30,993		34,921
Structures	2,197		1,785		2,091
Machinery and equipment	47,358		43,658		44,896
Vehicles	26		23		21
Tools, furniture and fixtures	7,679		7,971		8,139
Land	33,381		33,670		33,372
Construction in progress	947		2,153		900

Total tangible fixed assets	127,358	8.6	120,253	7.7	124,340	7.7

Intangible assets :
Patent rights and others	13,365		7,091		10,431

Total intangible assets	13,365	0.9	7,091	0.5	10,431	0.6

Investments and other assets :
Investments in securities	577,884		544,719		648,538
Investments in subsidiaries and affiliates	262,627		260,775		260,775
Investments in subsidiaries and affiliates other than equity securities	27,054		26,685		26,685
Long-term loans	22,659		19,577		20,633
Long-term prepaid expenses	3,051		2,240		2,458
Long-term deposits	34,000		28,000		31,000
Security deposits	1,880		1,808		1,823
Other investments	571		473		527
Allowance for doubtful accounts	(354)		(246)		(301)

Total investments and other assets	929,372	63.2	884,031	56.5	992,138	61.6

Total non-current assets	1,070,095	72.7	1,011,375	64.7	1,126,909	69.9

Total assets	¥1,471,385	100.0	¥1,563,909	100.0	¥1,611,891	100.0